# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PARAMOUNT GOLD NEVADA CORP., CIK 0001629210
CUSIP: 69924M109
Title of class of securities: Common Stock, par value US$ 0.01 per share
Address of issuer's principal executive offices: 665 Anderson Street, Winnemucca, Nevada (NV), 89445
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001231346
Persons authorized to receive notices and communications: Chris Reynolds, 106 Front Street East,, Suite 400, Toronto, Ontario, Ontario Canada (A6), M5A 1E1, (416) 367-9292

## Reporting persons
- Seabridge Gold Inc. (CIK 0001231346): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 3,638,413; shared voting power 0; sole dispositive power 3,638,413; shared dispositive power 0; aggregate amount beneficially owned 3,638,413 (4.89% of the class)
  Comment: Percentage beneficial ownership is based on 71,865,150 shares outstanding, including 71,449,150 shares reported as outstanding as of May 9, 2025 by the registrant in its Form 10-Q for the period ended March 31, 2025 filed on May 12, 2025 (74,346,744 shares outstanding confirmed with the Issuer after recent financings).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value US$ 0.01 per share
Name of issuer: PARAMOUNT GOLD NEVADA CORP.
Address of issuer's principal executive offices: 665 Anderson Street, Winnemucca, Nevada (NV), 89445
Comment:
This Amendment No. 4 (this "Amendment No. 4") to the Statement of Beneficial Ownership on Schedule 13D filed on March 7, 2017 (the "Statement"), as amended by Amendment No. 1 thereto filed on March 13, 2017 ("Amendment No. 1") as amended by Amendment No. 2 thereto filed on October 17, 2017 ("Amendment No. 2") and as amended by Amendment No. 3 thereto filed on July 13, 2018 ("Amendment No. 3"), relates to the common stock, par value US$ 0.01 per share (the "Common Stock") of Paramount Gold Nevada Corp., a Nevada corporation (NYSE AMERICAN: PZG) (the "Issuer" or "Paramount"). The principal executive offices of the Issuer are located at 665 Anderson Street, Winnemucca, Nevada.

Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendment No. 1, in Amendment No. 2 and/or in Amendment No. 3. Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Entity in the Statement and/or in Amendment No. 1, in Amendment No. 2 and/or in Amendment No. 3.

Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D/A, the Reporting Entity beneficially owns 3,638,413 shares of Common Stock, which is 4.89% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D/A, the Reporting Entity beneficially owns 3,638,413 shares of Common Stock, which is 4.89% of the outstanding shares of Common Stock of the Issuer.
Transactions in the class effected during the past sixty days:
Except as set forth in this Schedule 13D/A, the Reporting Entity has not effected any transactions with respect to the Common Stock during the past 60 days.

Purchase/sell Number of shares Share Price on issuance Total cost, aggregate Date
Purchase 833,333 USD 0.60 USD 500,000 6/16/2025
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Entity, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: 6/16/2025, based on updated outstanding number.

## Signatures
- Seabridge Gold Inc.: /s/ Christopher J. Reynolds, Christopher J. Reynolds, VP and CFO (06/20/2025)